As filed pursuant to Rule 424(b)(3)
                                                under the Securities Act of 1933
                                                      Registration No. 333-95839



                            SCHWAB SELECT ANNUITY(R)
                    Issued by Great-West Life & Annuity Insurance Company
                        Variable Annuity-1 Series Account
                      Supplement dated June 2, 2003 to the
                    Prospectus for the Schwab Select Annuity
                                dated May 1, 2003

Effective June 2, 2003, 14 Portfolios are added as new investment options under your Contract. Also effective June 2, 2003, Guarantee Periods with annual terms of one to two years will no longer be available. However, Guarantee Periods with annual terms of three to ten years will remain available. As a result, please note the following changes to your prospectus and retain this supplement for future reference.

On Page 1 of the prospectus, the following should be added to the list of
Portfolios:

        Alger American MidCap Growth Portfolio - Class O Shares
        AllianceBernstein VP Utility Income Portfolio - Class A Shares American Century(R) VP Balanced Fund - Original Class Shares
        American Century VP Value Fund - Original Class Shares
        Delaware VIP Small Cap Value Series
        Dreyfus GVIT Mid Cap Index Fund - Class II
        Dreyfus Investment Portfolios MidCap Stock Portfolio - Initial Shares Dreyfus Variable Investment Fund Developing Leaders Portfolio
          - Initial Shares
          (formerly the Dreyfus Variable Investment Fund Small Cap Portfolio) Janus Aspen Series Balanced Portfolio - Institutional Shares
        Janus Aspen Series Growth and Income Portfolio - Institutional Shares Oppenheimer Global Securities Fund/VA
        PIMCO VIT High Yield Portfolio
        PIMCO VIT Low Duration Portfolio
        Safeco RST Small Company Value Portfolio

On Page 4, in the chart under the heading "Schwab Select Annuity Structure," the description of the Guarantee Period Fund should have the following added:

        Effective June 2, 2003, you can only choose a Guarantee Period of three to ten years, as the one to two year Guarantee Periods will be discontinued.

On Page 9, under the heading "The Series Account," please revise the first sentence of the fifth paragraph to read:

        The Series Account is divided into 52 Sub-Accounts, 41 of which are available under the Contract.

On Page 10, under the heading "The Alger American Fund," please add the following:

Alger American MidCap Growth Portfolio - Class O Shares seeks long-term capital appreciation. It focuses on midsized companies with promising growth potential. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index.

On Page 10, the following should be added:

Alliance Variable Products Series Fund, Inc.--advised by Alliance Capital Management, L.P., New York, New York.

AllianceBernstein VP Utility Income Portfolio - Class A Shares seeks current income and capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets in securities of companies in the utilities industry. The Portfolio invests primarily in income-producing securities. The Portfolio invests in securities of utility companies in the electric, telecommunications, gas, and water utility industries. The Portfolio may invest in both U.S. and foreign utility companies, although the Portfolio will limit

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its investments in issuers in any one foreign country to no more than 15% of its total assets. The Portfolio may invest up to 35% of its net assets in lower-rated securities and up to 30% of its net assets in convertible securities.

On Page 10, under the heading "American Century Variable Portfolios, Inc.," please add the following:

American Century VP Balanced Fund - Original Class Shares seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

American Century VP Value Fund - Original Class Shares seeks long-term capital growth. Income is a secondary objective. The fund managers look for companies whose stock price is less than they believe the company is worth. The managers attempt to purchase stock of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

On Page 10, the following should be added:

Delaware VIP Trust--advised by Delaware Management Company, Philadelphia, Pennsylvania.

Delaware VIP Small Cap Value Series seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earnings and growth potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.

On Page 10, the following should be added:

Gartmore Variable Insurance Trust--advised by Gartmore Mutual Fund Capital Trust of Delaware, and sub-advised by The Dreyfus Corporation of New York, New York.

Dreyfus GVIT Mid Cap Index Fund - Class II seeks capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies included in the S&P MidCap 400(R) Index and in derivative instruments linked to the index.

On Page 10, the following should be added:

Dreyfus Investment Portfolios--advised by The Dreyfus Corporation of New York, New York.

Dreyfus Investment Portfolios MidCap Stock Portfolio - Initial Shares seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400(R) Index. To pursue this goal, the Portfolio normally invests at least 80% of its assets in stocks of mid-size companies. The Portfolio's stock investments may include common stocks, preferred stocks, convertible securities and depository receipts, including those issued in initial public offerings or shortly thereafter.

On Page 10, under the heading "Dreyfus Variable Investment Fund," please add the following:

Dreyfus Variable Investment Fund Developing Leaders Portfolio - Initial Shares (formerly the Dreyfus Variable Investment Fund Small Cap Portfolio) seeks to maximize capital appreciation. To pursue this goal, under normal circumstances the Portfolio invests primarily in small-cap companies which are companies with total market capitalizations of less than $2 billion at the time of purchase. The Portfolio may continue to hold the securities of companies as their market capitalizations grow and thus, at any given time, a substantial portion of the Portfolio's holdings may have market capitalizations in excess of $2 billion. The investments may include common stocks, preferred stocks and convertible securities including those issued in initial public offerings.

On Page 11, under the heading "Janus Aspen Series," please add the following:

Janus Aspen Series Balanced Portfolio - Institutional Shares seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income senior securities.

Janus Aspen Series Growth and Income Portfolio - Institutional Shares seeks to provide long-term capital growth and current income through investment of up to 75% of its assets in equity securities selected primarily for their growth potential and at least 25% of its assets in securities the portfolio manager believes have income potential.

On Page 11, the following should be added:

Oppenheimer Variable Account Funds--advised by OppenheimerFunds, Inc. of New York, New York.

Oppenheimer Global Securities Fund/VA seeks long term capital appreciation by investing a substantial portion of assets in securities of foreign issues, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

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On Page 11, the following should be added:

PIMCO Variable Insurance Trust--advised by Pacific Investment Management Company LLC of Newport Beach, California.

PIMCO VIT High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment object by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of the Portfolio's assets may be invested in investment grade fixed income instruments. The average portfolio duration normally varies within a two-to-six-year time frame based on PIMCO's forecast for interest rates. The Portfolio may invest up to 15% of its assets in euro-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio normally will hedge at least 75% of its exposure to the euro to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest up to 25% of its assets in derivative instruments, such as options, futures contracts or swap agreements. The Portfolio may invest all of its assets in mortgage-or asset-backed securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

PIMCO VIT Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances, at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a one- to three-year time frame based on PIMCO's forecast for interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high-yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 20% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

On Page 11, under the heading "Safeco Resource Series Trust," please add the following:

Safeco RST Small Company Value Portfolio has as its investment objective to seek long-term growth of capital through investing mainly in small sized companies. The Portfolio invests primarily in equity securities and, to a much lesser extent, in equity-related securities.

On Page 13, under the heading "The Guarantee Period Fund," please delete all references to one and two year Guarantee Periods and add the following to the end of the third paragraph:

    Effective June 2, 2003, all new Guarantee Periods will have an annual term of at least three years.

Please also add the following to the end of the fifth paragraph:

    Effective June 2, 2003, only Guarantee Periods with annual terms of three to ten years will be offered.

On Page 28, under the heading "Performance Data," please add the table on the attached page 4.

Because many of the 14 Portfolios added on June 2, 2003, are new investment options under the Series Account, there is no Sub-Account performance information to report for those Portfolios. However, because those Portfolios existed prior to their addition on June 2, 2003, the Portfolios do have performance history. Accordingly, the information below for those Portfolios illustrates how the applicable Sub-Accounts would have performed had they been available under your Contract for the time periods shown ended December 31, 2002, using each Portfolio's average annual total return and reflecting the deduction of all fees and charges under your Contract. Please remember that past performance is no guarantee of future results.

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Average Annual Total Return as of 12/31/02 - Hypothetical $1,000 Contribution*

                                  Standardized Performance Data                               Non-Standardized Performance Data
                                   Length of Investment Period                                     Length of Investment Period


Sub-Account                      1 year  3 years  5 years   Since    Inception  1 year   3 years  5      10      Since     Inception
                                                           Inception Date of                     years  years  Inception    Date of
                                                              of     Sub-Account                            of Underlying Underlying
                                                          Sub-Account                                          Portfolio   Portfolio
                                                                                                             (if less than
                                                                                                                10 years)
Alger American MidCap Growth -      N/A      N/A   N/A      N/A       6/2/2003  -30.14%   -11.19%  3.40%    N/A    11.93%   5/3/1993
Class O Shares
AllianceBernstein VP Utility        N/A      N/A   N/A     6.67%     9/30/2002  -23.02%   -13.23%  -1.03%   N/A     4.85%  5/10/1994
Income - Class A Shares
American Century(R)VP Balanced -    N/A      N/A   N/A      N/A       6/2/2003  -10.32%   -6.12%   0.69%   5.34%     N/A    5/1/1991
Original Class Shares
American Century VP Value -         N/A      N/A   N/A      N/A       6/2/2003  -13.36%    4.30%   2.97%    N/A     7.33%   5/1/1996
Original Class Shares
Delaware VIP Small Cap Value      -6.46%    6.73%  N/A    -0.03%      5/3/2001  -6.46%     6.73%   1.57%    N/A     8.88% 12/27/1993
Series
Dreyfus GVIT Mid Cap Index -        N/A      N/A   N/A      N/A       6/2/2003  -16.01%   -2.10%   4.30%    N/A     4.20% 10/31/1997
Class II
Dreyfus Investment Portfolios       N/A      N/A   N/A      N/A       6/2/2003  -13.24%   -3.70%    N/A     N/A    -1.11%   5/1/1998
MidCap Stock - Initial Shares
Dreyfus Variable Investment       -19.84%  -5.73%  N/A    -13.72%     5/3/2001  -19.84%   -5.73%   -0.44%  11.54%    N/A   8/31/1990
Fund Developing Leaders -
Initial Shares
Janus Aspen Series Balanced -       N/A      N/A   N/A      N/A       6/2/2003  -7.23%    -5.30%   7.26%    N/A    10.83%  9/13/1993
Institutional Shares
Janus Aspen Series Growth and       N/A      N/A   N/A      N/A      3/24/2003  -22.20%   -17.15%   N/A     N/A     3.37%   5/1/1998
Income - Institutional Shares
Oppenheimer Global Securities     -22.83%  -11.18% N/A    -17.19%     5/3/2001  -22.83%   -11.18%  4.49%   10.89%    N/A  11/12/1990
Fund/VA
PIMCO VIT High Yield**              N/A      N/A   N/A     8.50%     9/30/2002  -2.02%    -0.76%    N/A     N/A     0.23%  4/30/1998
PIMCO VIT Low Duration**            N/A      N/A   N/A      N/A       6/2/2003   6.20%      N/A     N/A     N/A     5.49%  2/16/1999
Safeco RST Small Company Value      N/A      N/A   N/A      N/A       6/2/2003  -5.37%     1.94%   -0.77%   N/A     3.69%  4/30/1997

* Each calculation assumes that the $1,000 initial Contribution was allocated to only one Sub-Account and no Transfers or subsequent Contributions were made. The rate of return reflects all charges assessed against a Contract and the Sub-Account except for any premium taxes that may be payable. The charges reflected are the M&E charge of 0.85% and the Contract Maintenance Charge of $25 applicable to Annuity Accounts with less than $50,000 in value.

** Portfolio expenses in excess of defined amounts were reimbursed during one or more calendar years for these Portfolios. Without this expense reimbursement or waiver, any return percentages shown that include these calendar years would be lower.

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